June 5, 2025

Barry Rubens
Chief Executive Officer
Elauwit Connection, Inc.
109 East 17th Street
Cheyenne, WY 82001

        Re: Elauwit Connection, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 23, 2025
            CIK No. 0002063863
Dear Barry Rubens:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors
Given our relatively limited operating history..., page 7

1. We note your response to prior comment 7. To the extent that any individual customer comprises a material portion of your revenues please identify the customer and disclose the material terms of your agreement with that customer including the term and any termination provisions.
 June 5, 2025
Page 2
Our certificate of incorporation designates the Court of Chancery of the State of Delaware..., page 14

2. We note your response to prior comment 3. Please disclose whether your exclusive forum provision applies to claims under the Exchange Act or Securities
Act.
Consolidated Financial Statements for the Years Ended December 31, 2024 and
2023
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

3. We note your response to prior comment 17. While we understand the selling price for each distinct performance obligation is stipulated in the contract, please clarify whether you ever sell network design and installation services without the internet services, or whether you ever sell internet services without the network design and installation services, and if these standalone sales are your basis for the determination of standalone selling prices in your multiple element arrangements. If these performance obligations are always sold together as part of the same contracts, it does not appear that you have observable standalone selling prices. If so, please clarify how your standalone selling prices were estimated in accordance with the provisions of
       ASC 606-10-25-33 and 34. Revise your disclosures accordingly.
Note 3 - Revenue and Deferred Revenue, page F-16

4. We note your response to prior comment 18. Please clarify the contractual cancellation provisions relating to your network design and installation services for both jobs that are contracted but not yet started and jobs that are in process of being completed. Clarify how you considered these cancellation provisions in determining your enforceable rights and the appropriateness of including in your Remaining
       Performance Obligations. Please revise your disclosures to clarify the cancellation provisions with respect to all of your contracts and any significant judgments made in the determination of your Remaining Performance Obligations. Consolidated Financial Statements for the Three Months Ended March 31, 2025 and March
31, 2024
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Financing Costs, page F-37

5.     You disclose that offering costs, which consist mainly of legal, accounting and
       consulting fees directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction of equity. We further note that at
       March 31, 2025 and December 31, 2024, there were no deferred financing costs.
       Please explain why the legal expenses, consulting expenses, and the advisory services listed as adjustments made to your non-GAAP measures, disclosed on page 26, do not qualify as deferred offering costs. Please clarify your accounting policy with respect to these costs. If these costs do not qualify as incremental costs directly associated with issuance, explain why such expenses are not the normal, recurring, cash operating expenses necessary to operate your business. Refer to Question
100.01 of
       the Commission   s Non-GAAP Compliance and Disclosure Interpretations.
In
 June 5, 2025
Page 3

       addition, please explain why audit expense related to IPO preparation Non-GAAP adjustment on page 26 is consistent with this SEC guidance. That is, audit expenses appear to be indirect and general expenses, and represent reporting and filing expenses for public registrants.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Margaret K. Rhoda